EXHIBIT 99.1

Golar enters into swap arrangements for Q4 2022 and 2023 Dutch Title Transfer Facility exposure

Golar LNG Limited (“Golar”) announces today that it has entered into two swap arrangements for its Dutch Title Transfer Facility (“TTF”) linked production on the FLNG Hilli:

  Q4 2022: Hedged approximately 50% of TTF linked production at $70.0/MMBtu. Golar’s share of the TTF linked Distributable Adjusted EBITDA for Q4 at $70.0/MMBtu is expected to be $56 million, of which $28 million is hedged. We remain exposed for the remaining 50% of our Q4 2022 TTF linked production. A TTF price of $70.0/MMBtu is the energy equivalent to a Brent oil price of approximately $412/bbl.
  Full year 2023: Hedged 50% of 2023 TTF linked production at $50.5/MMBtu. As announced on our Q2 earnings results on 11 August, we have previously hedged 50% of 2023 TTF linked production at $49.5/MMBtu. Hence Golar is now fully hedged for its 2023 TTF price exposure at an average price of $50.0/MMBtu. We expect to generate 2023 Distributable Adjusted EBITDA from TTF linked production of $150 million. A TTF price of $50.0/MMBtu is the energy equivalent to a Brent oil price of approximately $294/bbl.

The hedging transaction secures cash flow visibility at attractive historical levels for TTF gas prices and will generate significant free cash flow to equity for Golar.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

September 2, 2022

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act